Exhibit 99.6

Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, Ontario
M9W 4Z7

Item 2    Date of Material Change

July 14, 2006

Item 3    News Release

On July 14, 2006, Lorus issued a press release relating to the material change described below.  The press release, a copy of which is attached to this report, was distributed by Canada Newswire.

Item 4    Summary of Material Change

Lorus has entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.

Item 5    Full Description of Material Change

Lorus has entered into an agreement with High Tech (the “Share Purchase Agreement”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million.  The subscription price represents a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.

The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction is expected to close on or before August 14, 2006.

In accordance with the terms of the Share Purchase Agreement, Lorus has agreed not to issue any common shares or securities convertible into common shares, subject to certain limited exceptions until July 31, 2007, at a price of less than $0.36 per common share and not to pursue any equity financing from the date of the Share Purchase agreement until the earlier of the closing date and September 30, 2006. High Tech will also have the right to nominate one nominee for the board of directors of Lorus or, if it does not have an nominee, it will have the right to appoint an observer to the board.  In addition, certain named executives officers of Lorus will sign “lock-up” agreements on the closing date whereby they will agree not to dispose of their common shares for a period of 30 days following the closing date, and for the 30 days immediately following such 30 period, they will agree not to dispose greater than 50% of the aggregate number of common shares the they hold as at the closing date.

In connection with the transaction, High Tech will have a demand right to request, an aggregate number of five times, the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions.  High Tech will also be granted piggy-back rights to enable it to sell its shares in connection with a public offering of shares of Lorus, subject to certain exceptions.  These registration and piggy-back rights will expire, at the latest, on June 30, 2012 and will be documented in a Registration Rights Agreement to be entered into on the closing date.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8    Executive Officer

The following executive officer of Lorus is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change:

Name:	Jim A. Wright
Title:	President and Chief Executive Officer
Telephone:	(416) 798-1200 (ext. 340)

Item 9    Date of Report

July 19, 2006

NOT FOR DISSEMINATION TO US NEWS WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

Contacts:

Lorus Therapeutics Inc.	Media Contacts:

Grace Tse	Susana Hsu / Emily Brunner
Corporate Communications	Mansfield Communications
(416) 798-1200 ext. 380	(416) 599-0024 / (212) 370-5045
Email:ir@lorusthera.com	susana@mcipr.com / emily@mcipr.com

TSX:	LOR
AMEX:	LRP

LORUS THERAPEUTICS ENTERS INTO SUBSCRIPTION AGREEMENT WITH
HIGHTECH BETEILIGUNGEN

TORONTO, CANADA - July 14, 2006 - Lorus Therapeutics Inc. (“Lorus”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced it has entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represents a premium of 7.5 % over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.

The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction is expected to close on or before August 14, 2006.

In connection with the transaction, HighTech will receive demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, HighTech will have the right to nominate one nominee for the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.

HighTech (www.htpe.com), founded in 1999, is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied technologies and life sciences. HighTech manages its funds from offices in Germany and Liechtenstein. Life sciences companies in the HighTech portfolio have development programs in neurology, rheumatology and oncology and are managed by professionals with both operational and strategic experience within these areas.

“Lorus is pleased to announce this transaction with HighTech,” said Dr. Jim Wright, President and CEO. “The proceeds from this financing will allow us to advance the clinical development of GTI-2040 as well as accelerate our small molecule program and we are looking forward to a strong productive relationship.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in the United States in which such offer, solicitation or sale would be unlawful. The common shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trial assessment with a pipeline of eight clinical trials in phase II clinical trial programs and one recently completed phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

NOT FOR DISSEMINATION TO US NEWS WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES